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07023265

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Liquor Stores Income Fund

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

MAY 0 9 2007

THOMSON FINANCIAL

FILE NO. 82- 34937

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/7/07

March 8, 2007

Attention Business/Financial Editors:

Liquor Stores Income Fund Reports 2006 and Fourth Quarter Results:

EDMONTON, March 8, 2007 - Liquor Stores Income Fund (the "Fund") (TSX: LIQ.UN) announced its results for 2006. The Fund reported sales of $222.0 million compared to $157.4 million for 2005. Sales for the fourth quarter of 2006 were $71.0 million compared to $50.7 million in 2005.

The strength of the Alberta and British Columbia economies led to same store sales increases of 7.2% and 7.1% for the year and the fourth quarter, respectively. For 2007, the Fund expects that same stores sales increases will moderate and be in the range of 2% to 4%.

Operating margin was $19.5 million or 8.8% of sales for 2006 compared to $12.9 million or 8.2% of sales for 2005. For the fourth quarter of 2006 operating margin was $7.1 million or 10.1% of sales compared to $4.8 million or 9.4% of sales for the same period in 2005.

Distributable cash for 2006 was $1.39 per unit and distributions declared were $1.24 per unit. For the fourth quarter of 2006, distributable cash per unit was $0.45 and distributions declared were $0.35 per unit.

For the year ended December 31, 2006, earnings before non-controlling interest were $16.0 million or $1.35 per weighted average unit outstanding and net earnings were $11.5 million or $1.32 per weighted average unit outstanding. For the fourth quarter ended December 31, 2006, earnings before non-controlling interest were $6.2 million or $0.45 per weighted average unit outstanding and net earnings were $4.6 million or $0.45 per weighted average unit outstanding.

Irv Kipnes, Chief Executive Officer of Liquor Stores GP Inc. stated, "We are extremely pleased that the execution of the Fund's growth strategy in 2006 led to an increase from 75 stores at the start of 2006 to 105 stores today. Equally, we are pleased that our continued focus on operations led to improvements in same store sales, operating margin and earnings.

Beyond 2006, the Fund intends to continue to follow the acquisition and store development strategy that led to an increase in the number of stores to 105 from 75. The Fund believes there will continue to be a consolidation trend in the industry and that the Fund is well positioned with the capital and human resources to benefit from this trend.

In addition to one store that the Fund acquired to date in 2007, the Fund so far has commitments to develop and open six stores in 2007. The Fund has set an objective of doubling the number of stores it operates in the next three to five years.

All of the growth from new store development and acquisition results from transactions with arms length third parties, and the accretion in value from this growth continues to accrue to the benefit of the Fund's Unitholders.

Because of our growth and improvements in operations, we announced on February 7, 2007 that the Board of Directors of Liquor Stores GP Inc. had approved an increase in cash distributions from $1.40 annually ($0.1167 per month) to $1.50 ($0.125 per month). The increase will be effective commencing with the distribution payable April 13, 2007 to Unitholders of record March 30, 2007."

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership. Liquor Stores Limited Partnership is Canada's largest operator of private liquor stores by number of stores and one of the two largest Alberta liquor stores operators by sales revenue. The Fund currently operates 105 stores.

The Fund's trust units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes	Patrick de Grace, CA	Rick Crook
Chief Executive Officer	Chief Financial Officer	President & Chief Operating Officer
Liquor Stores GP Inc.	Liquor Stores GP Inc.	Liquor Stores GP Inc.
(780) 944-9994 ext 6	(780) 917-4179	(780) 497-3271

NON-GAAP MEASURES

References to "distributable cash" are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes is a useful supplemental measure of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund.

Operating margin been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings.

Operating margin and distributable cash are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin and distributable cash should not replace net earnings or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, butnot limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Management's Discussion and Analysis attached hereto.

The information contained in this press release, including the information set forth under "Risk Factors" in the Management's Discussion and Analysis attached hereto, identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

LIQUOR STORES INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS OF OPERATION
For the Year Ended December 31, 2006
As of March 7, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements and accompanying notes of Liquor Stores Income Fund (the "Fund") for the year ended December 31, 2006. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements unless otherwise stated.

Throughout this MD&A references are made to "distributable cash", "operating margin", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures". See also "Risk Factors" and "Forward-Looking Statements" below.

References to the Tax Fairness Plan in this MD&A are to the Tax Fairness Plan announced by the Federal Minister of Finance on October 31, 2006, the related draft legislation introduced by the Minister on December 21, 2006 and the "safe harbour" growth guidelines issued in connection to the Tax Fairness Plan by the Federal Department of Finance on December 15, 2006.

This MD&A is dated March 7, 2007.

OVERVIEW OF THE FUND

Issuance of Units and Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta. The trust units ("Units") of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN. Through its 75.6% ownership of Liquor Stores Limited Partnership ("Liquor Stores LP"), the Fund operates 105 retail liquor stores in Alberta and British Columbia and management believes it is the largest liquor store operator in Alberta by number of stores and one of the two largest by revenue.

The Fund commenced business operations on September 28, 2004, when it completed its initial public offering of Units and acquired the net assets of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors") for $97.4 million in cash and Subordinated and Exchangeable LP Units.

In March 2005, March 2006 and October 2006 the Fund issued 1,830,000, 1,600,000 and 1,600,000 Units, respectively, from treasury for aggregate net proceeds of $93.1 million. In conjunction with the March 2006 offering, the Vendors sold 827,132 Units by way of a secondary offering. As at March 7, 2007 there are 10,229,745 Units and 3,300,255 subordinated and exchangeable units outstanding. The Vendors now have a 24.4% non-controlling interest in Liquor Stores LP.

The net proceeds of the March 2005 and March 2006 issuances were used to acquire or develop 55 retail liquor stores and to temporarily repay bank financing. The net proceeds of the October 2006 issuance are also being used to temporarily repay bank financing related to inventory and will be used to fund future acquisitions and development of retail liquor stores. From inception to December 31, 2006, the aggregate cost to acquire and develop retail liquor stores, exclusive of working capital, is approximately $53.4 million.

Subsequent to December 31, 2006, the Fund completed the acquisition of one retail liquor store in Calgary, Alberta. The Fund has also closed a small store in the same market area. The Fund has commitments in place to date that will see an additional six stores being developed and opened in 2007 and several more are under negotiation.

As at March 7, 2007, the Fund operates 105 retail liquor stores located in the following communities:

	Alberta			British Columbia		
	Edmonton	Calgary	Other	Lower Mainland	Other	Total
Number of Stores	42	35	20	3	5	105

References to Edmonton and Calgary are to stores located in or near those urban centres.

Other communities served in Alberta include Red Deer (3), Lethbridge (1), Fort McMurray (5), Slave Lake (3), Banff (1), Canmore (2), Grande Prairie (2), Edson (2) and High River (1).

In British Columbia other communities served include Victoria (1), Kamloops (1), Kelowna (2) and Chilliwack (1). The Fund also operates a pub connected to a retail liquor store in British Columbia.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 98 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. We believe that the Fund is one of the two largest liquor store operators in Alberta by revenue.

The Fund also operates eight stores and a pub in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of approximately 600 private stores and 208 government operated stores. There are also approximately 400 agency stores that service small communities.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute available cash from operations to unitholders to the extent determined prudent by the trustees of the Fund. Cash available for distribution is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the trustees, including a provision for awards related to the Fund's long-term incentive plan (the "LTIP"). The policy allows the Fund to make stable monthly distributions to its unitholders based on estimates of distributable cash. The Fund pays cash distributions on or about the 15th of each month to unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of the expected performance of existing and new stores, the competitive environment and economic conditions, including labour market trends.

Based on this review and the financial performance of the Fund, cash distributions have been made or are contemplated as follows:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
February 15, 2006 to October 16, 2006	$0.10000	$1.200
November 15, 2006 to March 15, 2007	$0.11667	$1.400
Commencing April 13, 2007(1)	$0.12500	$1.500

Notes:

On February 7, 2007, the Fund announced an increase in the level of its cash distributions from $0.1167 per month to $0.125 per month commencing with the April 13, 2007 distribution.

Distributions declared during the year ended December 31, 2006 were $15,153,815 or $1.24 per Unit. On a weighted average basis, distributable cash per Unit was $1.39 for the year. Since inception, distributable cash has exceeded cash distributions by $3,521,400 resulting in a cumulative payout ratio of approximately 88%.

For 2006, the tax deferred portion of distributions for Canadian federal income tax purposes was approximately 28%. It is proposed under the Tax fairness Plan that the taxable income distributed by the Fund be taxed commencing in 2011 or earlier in some circumstances more fully described under the heading "Tax Fairness Plan" below. The Fund is actively reviewing the implications of the Tax Fairness Plan to its unitholders of deferring elective tax deductions until the new regime is in place. As such, the Fund cannot now determine the portion, if any, of the 2007 distributions that will be tax deferred.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

The Fund views distributable cash as an important measure to unitholders as the Fund's objective is to provide a stable and sustainable flow of distributable cash to unitholders. The following table summarizes the distributable cash of the Fund for the three and twelve months ended December 31, 2006 and 2005:

	Three months ended December 31,		Year ended December 31,	
	2006	2005	2006	2005
Cash provided by operating activities	$ 6,165,712	$ (106,229)	$ 9,338,866	$ 4,565,121
Net change in non-cash working capital	675,948	4,630,714	8,999,881	7,469,124
LTIP provision	350,000	–	(50,000)	–
Deferred performance bonus	(950,000)		(950,000)	
Provision for non-growth property and equipment	(212,342)	(27,461)	(600,000)	(656,266)
Distributable cash	$ 6,029,318	$ 4,497,024	$ 16,738,747	$ 11,377,979
Weighted average units outstanding	13,495,218	10,330,000	12,000,137	10,024,165
Distributable cash per weighted average Unit	$0.45	$0.44	$1.39	$1.14
Distributions declared per unit	$0.35	$0.27	$1.24	$1.05
Basic earnings per unit	$0.45	$0.38	$1.35	$1.04
Diluted earnings per unit	$0.45	$0.37	$1.32	$1.03

Distributable cash is a Non-GAAP Measure. Adjustments related to non-cash working capital, obligations in respect of the LTIP and expenditures and provisions for maintenance capital are necessary to reconcile distributable cash to its nearest GAAP measure, cash provided by operating activities.

Net Change in Non-cash Working Capital

The Fund's investment in non-cash working capital is primarily related to increased inventory levels. This increase includes the cost of purchasing inventory for stores the Fund develops and opens, the cost of increasing inventory in acquired stores subsequent to their acquisition date, and an increase in current inventory purchased at times when favourable buying conditions exist. Other changes in non-cash working capital are relatively insignificant. The net change in non-cash working capital is added back to cash provided by operating activities in order to fairly reflect the Fund's historic and prospective ability to pay cash distributions.

LTIP Provision

The LTIP is a variable interest entity and is consolidated in the Fund's financial statements. Funding for the LTIP occurs subsequent to the approval of the Fund's annual financial statements. For accounting purposes, the compensation expense related to the LTIP is recognized as LTIP awards vest. Awards under the LTIP are calculated with reference to distributable cash per Unit. Although LTIP awards have no impact on current cash provided by operating activities, the likelihood of those awards requiring a cash payment is such that management believes they should be included in the calculation of distributable cash.

Deferred Performance Bonus

A special deferred bonus in the amount of $950,000 has been awarded to reward key management personnel for operational performance of the Fund for the year ended December 31, 2006. The bonus will be paid in Units which will vest over a three-year period. For accounting purposes, the compensation expense related to the deferred bonus is recognized as the Units vest. Although this bonus has no impact on current cash provided by operating activities, the likelihood of those awards requiring a cash payment is such that management believes they should be included in the calculation of distributable cash.

Provision for Non-growth Property and Equipment

Non-growth property and equipment expenditures refer to capital expenditures that are necessary to sustain current productive capacity, principally store renovations and equipment replacement, together with reserves for further expenditures to maintain productive capacity. Routine repairs and maintenance expenditures are expensed. Management believes that maintenance non-growth property and equipment expenditures should be funded by cash provided operating activities and therefore included in the calculation of distributable cash. Capital spending for growth initiatives is expected to improve future distributable cash or is funded as part of the financing plan for specific acquisition or development initiatives and as such is not deducted from cash provided by operating activities.

The following table provides an analysis of the total expenditures on property and equipment, the amounts reserved for further non-growth expenditures and the amounts charged to expense in the Fund's accounts for repairs and maintenance:

	Three months ended December 31,		Year ended December 31,	
	2006	2005	2006	2005
Purchase of property and equipment from the Statement of Cash Flows	$ 1,687,736	$ 910,398	$ 6,838,851	$ 2,618,341
Growth expenditures including amounts relating to development and acquired stores	(1,550,948)	(882,937)	(6,514,405)	(1,962,075)
Purchase of non-growth property and equipment	136,788	27,461	324,446	656,266
Provision for further non-growth property and equipment expenditures	75,554	–	275,554	–
Total provision for non-growth property and equipment	212,342	27,461	600,000	656,266
Repairs and maintenance	126,789	55,589	310,534	215,046
Total expenditures for non-growth property and equipment purchases and repairs and maintenance expense	$ 338,131	$ 83,050	$ 910,534	$ 871,312

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The following table summarizes the operating results for the quarter and year ended December 31, 2006 with comparative figures for 2005:

	Three months ended December 31,		Year ended December 31,	
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Number of stores at December 31			105	75
Sales	$ 71,009,534	$ 50,685,505	$ 221,997,189	$ 157,443,781
Cost of sales, administrative, operating, and store acquisition and development expenses	63,869,351	45,922,695	202,497,814	144,508,035
Operating margin (1)	$ 7,140,183	$ 4,762,810	$ 19,499,375	$ 12,935,746
Percent of Sales	10.1%	9.4%	8.8%	8.2%

Note:

Operating margin has been calculated as described under "Non-GAAP Measures"

Sales

Sales for the year ended December 31, 2006 increased by $64.6 million to $222.0 million from $157.4 million for the year ended December 31, 2005. The $64.6 million increase comprises:

- an increase in same store sales of $8.8 million or 7.2% to $130.5 million for the year ended December 31, 2006
- an additional $28.9 million in sales to $64.6 million for the 25 stores acquired or opened in 2005
- sales of $26.9 million for the 30 stores acquired or opened in 2006.

The 2006 same store sales increase of 7.2% was significant for the Fund. For 2007, we expect same store sales growth to moderate and be in the range of 2% to 4%.

Sales for the fourth quarter ended December 31, 2006 increased by $20.3 million to $71.0 million from $50.7 million in the fourth quarter of 2005. The $20.3 million increase comprises:

- an increase in same stores sales of $3.3 million or 7.1%
- sales of $17 million for stores that were acquired or opened after September 30, 2005

Management believes a major factor contributing to the Fund's strong same stores sales increases is the strength of the provincial economies of Alberta and British Columbia.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense ("Operating Expense")

Operating Expense for 2006 increased to $202.5 million, which is $58.0 million higher than in 2005. These increases are consistent with the increase in number of stores being operated. For the three months ended December 31, 2006 Operating Expense was $63.9 million compared to $45.9 million in the same period of 2005.

Operating Margin

Operating margin (as defined under Non-GAAP Measures) increased to $19.5 million for the year ended December 31, 2006 from $12.9 million in 2005. Operating margin as a percentage of sales was 8.8% for the year ended December 31, 2006 compared to 8.2% in 2005.

For the quarter ended December 31, 2006, operating margin increased by $2.4 million over the same period in 2005 to $7.1 million. As a percentage of sales, operating margin increased to 10.1% for the quarter compared to 9.4% for the same period last year.

For both the year and the quarter the factors contributing to the improvement in operating margin as a percent of sales compared to the same periods of 2005 are the benefit of increased product margins due to increased sales volumes and improved product margin rates. These were partially offset by upward pressure on hourly wage rates in Alberta and an increase in head office staffing to accommodate the Fund's growth strategy.

Earnings before Non-controlling Interest and Net Earnings

Earnings before non-controlling interest for the year ended December 31, 2006 of $16.0 million increased over the same period in 2005, which had earnings before non-controlling interest of $10.3 million. Fourth quarter 2006 earnings before non-controlling interest of $6.2 million compared to $3.7 million for the fourth quarter of 2005.

Net earnings for the year increased by $5.4 million over 2005 to $11.5 million. For the three-month period ended December 31, 2006 net earnings increased by $2.4 million to $4.6 million from $2.2 million in 2005.

Income Taxes

Under existing income tax legislation, the Fund deducts distributions to unitholders that are not a return of capital in the determination of its taxable income. For accounting purposes income tax provisions are only recorded in respect of incorporated subsidiaries. Consequently, income taxes recorded in the Fund's accounts have been nominal.

GAAP requires the effect of changes in income tax legislation on tax provisions to be recorded prospectively once the legislation has been substantively enacted. Since the legislation related to the Tax Fairness Plan has not been substantively enacted, the Fund has not provided for any related income tax effect in its December 31, 2006 financial statements.

Deferred Performance Bonus

A provision of $950,000 has been made in respect of rewarding key management personnel for performance of the Fund for the year ended December 31, 2006. This provision has been factored into the determination of distributable cash for the year ended December 31, 2006. For accounting purposes, the compensation expense related to awards granted under the bonus in respect of 2006 will be recognized in the years 2007 through 2009 on a straight-line basis as the awards vest. For 2007 the expense related to the bonus is expected to be approximately $0.6 million.

Condensed Annual Information

	2006	2005	2004 (1)
	(thousands of dollars except per Unit amounts)		
Balance Sheet			
Cash and cash equivalents	$ 3,397	$ 2,047	$ 1,004
Total assets	187,097	140,796	102,906
Bank indebtedness	5,455	15,493	12,222
Total current liabilities	12,896	20,416	14,107
Long-term debt	-	11,352	7,398
Unitholders' equity	140,706	67,327	38,200
Non-controlling interest	33,496	41,700	42,377
Statement of Earnings			
Sales	221,997	157,444	35,543
Earnings before non-controlling interest	15,978	10,312	2,957
Net earnings for the period	11,515	6,098	1,496
Basic earnings per Unit	$1.35	$1.04	$0.35
Diluted earnings per Unit	$1.32	$1.03	$0.35
Distributable cash per Unit	$1.39	$1.14	$0.38

(1) Includes results of operations from September 28, 2004.

Condensed Quarterly Information

	2006				2005			
	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30	March 31
	(thousands of dollars except per Unit amounts)							
Balance Sheet								
Cash and cash equivalents	$ 3,397	$ 1,683	$ 276	$ 2,935	$ 2,047	$ 172	$ 266	$ 10,199
Total assets	187,097	173,736	165,812	141,511	140,806	127,114	118,425	126,040
Bank indebtedness	5,455	28,964	15,495	–	15,493	8,993	–	7,445
Total current liabilities	12,896	32,140	20,481	4,092	20,427	11,628	2,996	10,669
Long-term debt	–	2,500	7,500	–	11,352	7,359	7,500	7,481
Unitholders' equity	140,709	105,974	105,115	104,775	67,327	66,648	66,167	66,147
Non-controlling interest	33,496	33,120	32,716	32,643	41,700	41,471	41,762	41,742
Statement of Earnings								
Sales	71,010	60,751	52,215	38,021	50,686	41,434	38,505	26,819
Earnings before non-controlling interest	6,206	4,678	3,992	1,101	3,676	2,966	2,760	910
Net earnings for the period	4,627	3,332	2,871	684	2,202	1,764	1,637	495
Basic earnings per Unit	$0.45	$0.39	$0.33	$0.10	$0.38	$0.29	$0.27	$0.10
Diluted earnings per Unit	$0.45	$0.39	$0.33	$0.10	$0.37	$0.29	$0.27	$0.10
Distributable cash per Unit	$0.45	$0.43	$0.38	$0.14	$0.44	$0.29	$0.26	$0.14

The liquor retailing industry is subject to seasonal variations with approximately 45% of sales occurring in the first half of the year and 55% occurring in the second half of the year.

LIQUIDITY AND CAPITAL RESOURCES

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of March 7, 2007:

	Units
Fund Units	10,229,745
Liquor Stores LP Exchangeable LP Units	1,175,255
Liquor Stores LP Subordinated LP Units	2,125,000
	13,530,000

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

In 2006, 848,637 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $8,390,994.

Tax Fairness Plan

The Fund has generally relied on its ability to issue new equity to finance its growth strategy.

The Tax Fairness Plan provides that the income tax rules applicable to publicly traded trusts and partnerships will be significantly modified. In particular, certain income of (and distributions made by) these entities will be taxed in a manner similar to income earned by (and distributions made by) a corporation. These proposals will be effective for the 2007 taxation year with respect to trusts which commence public trading after October 31, 2006, but the application of the rules will be delayed to the 2011 taxation year with respect to trusts which were publicly traded prior to November 1, 2006 (although the announcement suggested that this transitional relief could be lost under certain circumstances, including the "undue expansion" of an income trust). On December 21, 2006, the Department of Finance issued for public comment the draft legislation to implement these proposals. There is no assurance that the draft legislation will be enacted in the manner proposed or at all.

On December 15, 2006, the Department of Finance (Canada) released guidance for income trusts and other flow-through entities that qualify for the four-year transitional relief. The guidance establishes objective tests with respect to how much an income trust is permitted to grow without jeopardizing its transitional relief. In general, the Fund will be permitted to issue new equity over the next four years equal to its market capitalization as of the end of trading on October 31, 2006 (subject to certain annual limits). Market capitalization, for these purposes, is to be measured in terms of the value of the Fund's issued and outstanding publicly-traded units. Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. If required to fund its growth strategy the Fund could issue new Units for proceeds of approximately $100 million in 2007 and approximately $235 million for the period 2007 to 2010 and remain within the safe harbour guidelines. If these limits are exceeded, the Fund may lose its transitional relief and thereby become immediately subject to the proposed rules.

Management currently believes that the provisions of the Tax Fairness Plan are not a material constraint on the Fund's growth prospects. The Fund is closely monitoring legislative developments and will continue to assess the impact of the proposed legislation on the business and financial outlook of the Fund.

Credit Facilities

The Fund has a $32 million demand operating loan that can be increased to $38 million to accommodate seasonal inventory highs, a $14.5 million committed non-revolving capital loan and a $15 million committed non-revolving acquisition loan with a Canadian chartered bank. The total of all available credit facilities is $61.5 million.

As of March 6, 2007, total indebtedness under all credit facilities is approximately $7.0 million and is primarily related to inventory financing. As acquisitions occur and new stores are opened, credit facilities will be utilized as required.

Capital Expenditures

During the year ended December 31, 2006, the Fund acquired or developed and opened 30 stores at an aggregate cost of $30.0 million exclusive of working capital. Since inception, the Fund has acquired or developed and opened 55 stores at an aggregate cost of $52.7 million exclusive of working capital.

The Fund will continue to pursue acquisition opportunities and to open new stores. In addition, the replacement of in-store information systems is anticipated to begin in 2007. The improvements in marketing and administrative processes related to this replacement are intended to reduce overheads and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is in the range of $2.0 to $2.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates.

The Fund is not subject to significant exposure to interest rate fluctuations. Based on a normal outstanding debt balance of $32 million a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $320,000 or $0.02 per Unit.

Contractual Obligations

The table below sets forth, as of December 31, 2006, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases.

	2007	2008	2009	2010	2011	2012 and thereafter
Operating leases	$6,700,563	$6,297,854	$5,126,590	$4,109,733	$3,546,047	$8,969,062
Total	$6,700,563	$6,297,854	$5,126,590	$4,109,733	$3,546,047	$8,969,062

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in earnings.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the net tangible and intangible assets stated above.

FUTURE CHANGES IN ACCOUNTING POLICIES

Financial Instruments and other comprehensive income

New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments and disclosure of comprehensive income. The Fund will apply these standards beginning on January 1, 2007 resulting in the recognition of other comprehensive income in a separate financial statement and the inclusion of accumulated other comprehensive income as a component of unitholders' equity. The Fund anticipates that the adoption of these standards will not result in a material impact on the financial statements.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the quarter and year ended December 31, 2006, the Fund incurred professional fees of $69,112 and $178,144, respectively, to a law firm of which a director of Liquor Stores GP, a subsidiary of the Fund Inc.(the "GP") is a partner. Rent paid to companies controlled by directors of the GP amounted to $9,011 and $84,490 respectively. The Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the GP relating to supervision of the construction of acquired and developed stores and lease administration in the amount $20,977 and $116,294 respectively. Included in accounts payable and accrued liabilities is $4,307 relating to these transactions (see note 17 to the Financial Statements).

Subsequent to December 31, 2006, the Fund has entered into a lease for new office premises with a company associated with the Chief Executive Officer of the GP. The Fund has received independent fairness and legal opinions concerning the terms of the lease.

OUTLOOK

Beyond 2006, the Fund intends to continue to follow the acquisition and store development strategy that led to an increase in the number of stores to 105 from 75 at the beginning of the year. The Fund believes there will continue to be a consolidation trend in the industry and that the Fund is well positioned with the capital and human resources to benefit from this trend.

In addition to the store the Fund acquired to date in 2007, the Fund has commitments to develop and open 6 stores in 2007. The Fund has set an objective of doubling the number of stores it operates in the next three to five years.

The 2006 same store sales increase of 7.2% was significant for the Fund. For 2007, we expect same store sales growth to moderate and be in the range of 2% to 4%.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Fund has evaluated the effectiveness of the Fund's disclosure controls and procedures (as defined under Multilateral Instrument 52-109 ("MI 52-109") of the Canadian Securities Administrators) as of December 31, 2006, and has concluded that the design and effectiveness of these controls and procedures provides reasonable assurance that material information relating to the Fund, including its consolidated subsidiaries, will be made known to management on a timely basis to ensure adequate disclosure.

There have been no changes in the Fund's internal controls over financial reporting (as defined under MI 52-109) that occurred during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Fund's internal controls over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's Units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; its ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; the Fund's ability to hire and retain staff at acceptable wage levels, risks related to the possibility of future unionization; supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund its growth strategy beyond its available credit facilities; dependence of the Fund on Liquor Stores LP and Liquor Stores GP Inc.; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Liquor Stores LP restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of a substantial amount of its operating cash flow; income tax related risks including the Tax Fairness Plan; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to "distributable cash" are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes is a useful supplemental measure of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund. For a reconciliation of distributable cash to cash provided by operating activities please see "Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)".

Operating margin for purposes of disclosure under "Operating Results" has been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings.

Operating margin and distributable cash are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin and distributable cash should not replace net earnings or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

082-34937

ARIS
12-31-06

Liquor Stores Income Fund

Consolidated Financial Statements
December 31, 2006 and 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 1501, TD Tower
10088 – 102 Avenue
Edmonton, Alberta
Canada T5J 3N5
Telephone +1 (780) 441 6700
Facsimile +1 (780) 441 677

March 7, 2007

Auditors' Report

To the Unitholders of
Liquor Stores Income Fund

We have audited the consolidated balance sheets of **Liquor Stores Income Fund** as at December 31, 2006 and 2005 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Liquor Stores Income Fund

Consolidated Balance Sheets

As at December 31, 2006 and 2005

	2006 $	2005 $
Assets		
Current assets		
Cash	3,396,967	2,047,400
Accounts receivable	1,524,689	1,102,634
Inventory	49,702,563	34,066,925
Prepaid expenses and deposits	1,158,617	1,552,731
	55,782,836	38,769,690
Pre-opening costs	818,823	471,903
Deposits on future acquisitions (note 5)	1,632,621	-
Equity investment (note 6)	-	422,789
Property and equipment (note 7)	23,040,537	18,007,419
Future income taxes (note 8)	62,400	23,500
Intangible assets (note 9)	806,044	424,293
Goodwill (note 10)	104,953,874	82,676,117
	187,097,135	140,795,711
Liabilities		
Current liabilities		
Bank indebtedness (note 11)	5,455,414	15,492,652
Accounts payable and accrued liabilities (note 17)	5,365,478	3,617,682
Distributions payable to unitholders (note 12)	1,193,645	553,576
Distributions payable to non-controlling interest (note 12)	881,282	752,500
	12,895,819	20,416,410
Long-term debt (note 11)	-	11,352,466
	12,895,819	31,768,876
Contingencies and commitments (notes 4 and 13)		
Non-controlling interest (note 14)	33,495,557	41,700,230
Unitholders' Equity		
Fund Units (note 15)	139,708,519	66,990,066
Cumulative undistributed earnings	997,240	336,539
	140,705,759	67,326,605
	187,097,135	140,795,711

Liquor Stores Income Fund

Consolidated Statements of Earnings and Cumulative Undistributed Earnings

For the years ended December 31, 2006 and 2005

	2006 $	2005 $
Sales	221,997,189	157,443,781
Cost of sales, operating, administrative, acquisition and store development	202,497,814	144,488,035
Operating earnings before amortization	19,499,375	12,955,746
Amortization		
Amortization of property and equipment	1,950,024	1,349,357
Amortization of intangible assets	141,810	85,800
Amortization of pre-opening costs	324,857	82,566
	2,416,691	1,517,723
Earnings before the undernoted items	17,082,684	11,438,023
Loss on disposal of property and equipment	-	267,400
Earnings before interest and non-controlling interest	17,082,684	11,170,623
Interest expense		
Interest on bank indebtedness	(824,501)	(604,096)
Interest on long-term debt	(280,320)	(254,874)
	(1,104,821)	(858,970)
Earnings before non-controlling interest	15,977,863	10,311,653
Non-controlling interest	(4,462,634)	(4,213,705)
Net earnings for the year	11,515,229	6,097,948
Cumulative undistributed earnings – beginning of year	336,539	385,437
Distributions declared (note 12)	(10,854,528)	(6,146,846)
Cumulative undistributed earnings – end of year	997,240	336,539
Basic earnings per Unit (note 16)	1.351	1.045
Diluted earnings per Unit (note 16)	1.321	1.029

Liquor Stores Income Fund

Consolidated Statements of Cash Flows

For the years ended December 31, 2006 and 2005

	2006 $	2005 $
Cash provided by (used in)		
Operating activities		
Net earnings for the year	11,515,229	6,097,948
Items not affecting cash		
Amortization	2,416,691	1,517,723
Future income taxes	(27,570)	(9,500)
Equity earnings	(28,237)	(53,031)
Loss on disposal of property and equipment	-	267,400
Non-controlling interest	4,462,634	4,213,705
	18,338,747	12,034,245
Net change in non-cash working capital items	(8,999,881)	(7,469,124)
	9,338,866	4,565,121
Financing activities		
Net proceeds from the issuance of Units (note 15)	64,327,459	28,679,064
Increase (decrease) in bank indebtedness	(9,922,759)	3,270,280
Proceeds of long-term debt	-	11,454,549
Repayment of long-term debt	(11,352,466)	(7,500,000)
Distributions paid to unitholders	(10,214,459)	(5,951,460)
Distributions paid to non-controlling interest	(4,170,506)	(4,362,147)
Dividends paid to non-controlling interest by subsidiaries	(48,018)	-
	28,619,251	25,590,286
Investing activities		
Business acquisitions (note 4)	(30,267,516)	(26,166,855)
Deposits on future acquisitions	(1,632,621)	-
Purchase of property and equipment	(3,836,636)	(2,618,341)
Intangible assets	(200,000)	-
Pre-opening costs	(671,777)	(389,515)
Repayment from equity investee	-	62,900
	(36,608,550)	(29,111,811)
Increase in cash	1,349,567	1,043,596
Cash – Beginning of year	2,047,400	1,003,804
Cash – End of year	3,396,967	2,047,400

Supplemental disclosure of cash flow information (note 19)

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

As at December 31, 2006, the Fund operated 97 (2005 – 70) retail liquor stores in Alberta and 8 (2005 – 5) retail liquor stores in British Columbia. Of these stores, 94 (2005 – 72) were acquired by the Fund and 11 (2005 – 3) were developed by the Fund.

2 Significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, goodwill is assessed for impairment based on estimates of fair value and amortization of property and equipment is based on their estimated useful lives. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in income in the period in which they become known.

a) Basis of presentation

These consolidated financial statements include the accounts of the Fund, its wholly owned subsidiaries Liquor Stores Operating Trust, Liquor Stores LP, Liquor Stores GP Inc. and several operating subsidiaries thereof, its 50% owned subsidiary Vines of Riverbend Limited Partnership ("Vines), and its 80% owned subsidiary Corinthia Liquor Store Limited Partnership. All inter-entity balances and transactions have been eliminated on consolidation. Vines was accounted for using the equity method in 2005. Certain comparative figures have been reclassified to conform with the current year presentation.

b) Revenue recognition

Revenue is generated from sales to customers through retail stores and licensee sales to commercial customers. Revenue from retail sales is recognized at the point of sale and from commercial sales at the time of shipment.

c) Cash

Cash consists of cash on hand and balances with banks.

d) Inventory

Inventory, consisting primarily of liquor for resale, is valued at the lower of cost, determined on the first in, first out basis, and net realizable value.

e) Pre-opening costs

Pre-opening costs represent incremental direct costs incurred in acquiring and developing new retail liquor stores. The Fund defers such expenditures incurred during the pre-operating period. These costs are amortized over the 24 months after a developed store commences operations. Costs related to acquired stores are added to the cost of the purchase at the date of acquisition. Costs incurred relating to locations that are subsequently abandoned are expensed in the period of abandonment.

f) Property and equipment

Property and equipment is recorded at cost, which is amortized over the estimated useful lives of assets on a straight-line basis at annual rates disclosed in note 7. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

g) Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable net assets acquired. Goodwill is not amortized, but is assessed for impairment at least annually or when events and circumstances indicate the carrying value may not be recoverable. The Fund uses the two step impairment test as outlined in the CICA Handbook to determine if there is impairment in the carrying value of goodwill.

h) Intangible assets

Intangible assets consisting of acquired customer relationships, retail liquor licenses and business permits, and property leases acquired at less than market rates are recorded at cost.

The amount attributed to customer relationships is amortized over five years and the amount attributed to property leases is amortized over the remaining term of the lease. The Fund will assess the carrying value of limited life intangible assets for impairment when events or circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is no longer recoverable and exceeds their fair value.

Retail liquor licenses and business permits to operate a retail liquor store have an indefinite life and are therefore not amortized. The Fund will assess the carrying value of this unlimited life intangible asset for impairment annually, or more frequently, if events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

i) Income taxes

Incorporated subsidiaries of the Fund use the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Pursuant to the *Income Tax Act* as presently enacted, the Fund, as a trust, is not subject to income taxes to the extent that income and taxable capital gains are paid or payable to unitholders.

On October 31, 2006, the Government of Canada announced its Tax Fairness Plan which proposed changes to the way income trusts and their unitholders will be taxed beginning in 2011. Under the draft legislative proposals released on December 21, 2006, distributions paid or payable by the Fund will not be deductible in the computation of taxable income. This legislation has not been substantively enacted.

j) Unit-based compensation

The Fund's unit-based compensation plans consist of a Long Term Incentive Plan for the benefit of certain employees and a Deferred Share Unit Plan for the benefit of Fund trustees and directors as further described in note 18. The Fund accounts for unit-based compensation using the fair value method, in which the fair value of compensation is measured at the grant date and recognized over the service period.

3 Future accounting policy changes

Financial Instruments and other comprehensive income

New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments and disclosure of comprehensive income. The Fund will apply these standards beginning on January 1, 2007 resulting in the recognition of other comprehensive income in a separate financial statement and the inclusion of accumulated other comprehensive income as a component of unitholders' equity. The Fund anticipates that the adoption of these standards will not result in a material impact on the financial statements.

4 Business Acquisitions

a) 2006 Acquisitions

During the year ended December 31 2006, the Fund completed the acquisition of 22 retail liquor store businesses, none of which are individually material. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. Certain purchase price allocations are preliminary and are subject to change once the final valuations of assets acquired are completed and the final determination of costs related to the acquisition have been made.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Property and equipment	3,002,215
Goodwill [(1)]	22,277,757
Intangible assets	323,562
	25,603,534
Net working capital	4,663,983
Cash paid	30,267,517

(1) Of the goodwill resulting from business acquisitions, $16,241,412 is deductible for tax purposes at 7% per year.

For three agreements entered into in 2005 for the purchase of certain stores, the Fund may be required to make contingent payments as follows: i) $100,000 each year for the next five years provided that certain store sales threshold are achieved; ii) 1% of gross sales of certain stores payable quarterly for the next four years to a cumulative maximum of $450,000; and iii) on March 15, 2008 and 2009, a payment equal to 50% times a multiple of earnings less payments to date .

Given the uncertainty with respect to the amount and timing of such payments, no amount has been recorded with respect to this contingent consideration. The Fund will recognize additional consideration payable and goodwill when the outcome of these contingencies becomes determinable. During the year, the Fund paid contingent consideration of $124,775 (2005 – nil), which was recorded as additional goodwill.

b) 2005 Acquisitions

During the year ended December 31 2005, the Fund completed the acquisition of 22 retail liquor store businesses, none of which are individually material. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Property and equipment	4,821,570
Goodwill [(1)]	15,732,478
Intangible assets	103,627
	20,657,675
Net working capital	5,560,330
Cash paid	26,218,005

(1) Of the goodwill resulting from business acquisitions, $10,878,069 is deductible for tax purposes at 7% per year.

5 Deposits on future acquisitions

At December 31, 2006 the Fund had tendered deposits for 5 retail liquor stores in the amount of $1,632,621 (December 31, 2005 – nil). In addition, deposits for inventory and working capital in the amount of $306,252 were included in prepaid expenses and deposits at December 31, 2006 (note 22). Subsequent to December 31, 2006 the Fund drew down the future business acquisitions deposits by $300,000 through the purchase of one retail liquor store.

6 Equity investment

	2006 $	2005 $
Shares – 50%	-	1
Equity earnings	-	53,031
Advances	-	369,757
	-	422,789

During the year, the Fund consolidated this investment as a subsidiary.

7 Property and equipment

				2006
	Rate %	Cost $	Accumulated amortization $	Net book value $
Leasehold improvements	7	19,707,246	2,314,287	17,392,959
Operating equipment	10	2,362,246	372,118	1,990,128
Office equipment and fixtures	10	991,990	159,550	832,440
Computer equipment	20	1,393,000	308,236	1,084,764
Automotive	20	367,625	118,488	249,137
Signage	10	962,550	149,462	813,088
Shelving and racking	10	805,964	127,943	678,021
		26,590,621	3,550,084	23,040,537

				2005
	Rate %	Cost $	Accumulated amortization $	Net book value $
Leasehold improvements	7	14,904,591	1,085,941	13,818,650
Operating equipment	10	1,773,400	165,453	1,607,947
Office equipment and fixtures	10	696,971	75,055	621,916
Computer equipment	20	676,159	101,789	574,370
Automotive	20	307,386	50,987	256,399
Signage	10	683,564	67,374	616,190
Shelving and racking	10	570,601	58,654	511,947
		19,612,672	1,605,253	18,007,419

8 Future income taxes

The Fund records income taxes relating to temporary differences and income earned by corporate subsidiaries of the Fund. The components of future income taxes are as follows:

	2006 $	2005 $
Future income tax liabilities		
Goodwill	21,756	5
Property and equipment	27,832	6,291
Pre-opening costs	37,914	26,364
	87,502	32,660
Future income tax assets		
Non-capital losses	137,529	56,160
Deferred lease inducement	12,373	-
	149,902	56,160
Net future income tax asset	62,400	23,500

The Fund has recognized future income taxes related to non-capital losses of $715,354 (2005 – $312,000) available in a subsidiary to offset income of future years. If not utilized, $151,109 will expire in 2015 and $564,245 in 2016.

The Fund does not record income taxes relating to the remaining temporary differences nor the remaining income earned by the Fund. Unitholders of the Fund will be responsible for these income taxes. The differences between the tax bases and the reported amounts of the Fund's assets and liabilities for which future income taxes are not recorded are as follows:

	2006 $	2005 $
Goodwill	34,724,095	31,904,402
Property and equipment	7,036,482	7,523,086
Deferred lease inducements	-	(8,498)
Issue costs	(6,179,651)	(4,344,003)
Pre-opening costs	561,852	325,437
Intangible assets	288,333	368,957
	36,431,111	35,769,381

Of the difference relating to goodwill, $30,147,781 (2005 - $29,681,693) is not deductible for tax purposes.

9 Intangible assets

			2006
	Cost $	**Accumulated amortization** $	**Net** $
Customer relationships	139,058	52,686	86,372
Retail liquor licenses and business permits	211,000	-	211,000
Leases	706,131	197,459	508,672
	1,056,189	250,145	806,044

			2005
	Cost $	**Accumulated amortization** $	**Net** $
Customer relationships	139,058	24,874	114,184
Retail liquor licenses and business permits	11,000	-	11,000
Leases	382,569	83,460	299,109
	532,627	108,334	424,293

During the year, there was $530,650 in additions to intangible assets. Of the additions, $330,650 are subject to amortization.

10 Goodwill

	2006 $	**2005** $
Balance – Beginning of year	82,676,117	66,943,639
Business acquisitions (note 4)	22,277,757	15,732,478
Balance – End of year	104,953,874	82,676,117

11 Bank indebtedness and long-term debt

Bank indebtedness

The Fund has an available $32 million operating line, with a seasonal bulge to $38 million between October 1 and February 28. Interest on bank indebtedness is payable at the lender's prime rate. As at December 31, 2006, the bank indebtedness rate of interest was 6% (2005 – 5.25%) and $7,532,285 (2005 - $16,893,885) was drawn on the operating line, offset by outstanding cheques and deposits of $2,076,871 (2005 - $1,401,233).

Long-term debt

Interest on long-term debt is payable at the lender's prime rate plus 0.25%. As of December 31, 2006 the effective long-term debt rate of interest was 6.25% (December 31, 2005 – 5.50%). There was no long-term debt outstanding at December 31, 2006.

The Fund has an available $30.8 million credit facility consisting of a $14.5 million committed non-revolving loan to be used in financing capital assets of the Fund, a $15 million committed non-revolving loan to assist in financing the acquisition and development of liquor stores, a $0.65 million demand loan to cover electronic funds transfer payments, and a $0.65 million demand non-revolving loan to be used in financing motor vehicle and other asset acquisitions.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP, a subsidiary of the Fund, and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance. The assets of Liquor Stores LP represent substantially all of the Fund's assets.

12 Distributions

Distributions are determined in accordance with the Trust Indenture, and are based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $1.24 (2005 – $1.05) per Unit for each of Fund Units, Exchangeable LP Units and Subordinated LP Units were declared by the Fund for the year:

						2006
	Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
Distributions	10,854,528	9,660,883	4,299,287	3,418,005	15,153,815	13,078,888

						2005
	Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
Distributions	6,146,846	5,593,270	4,393,125	3,640,625	10,539,971	9,233,895

At December 31, 2006, distributions payable to unitholders was $1,193,645 (2005 – $553,576) and distributions payable to non-controlling interest was $881,282 (2005 – 752,500). Distributions outstanding as at December 31, 2005 were paid in 2006.

13 Commitments

The Fund occupies its head office and retail locations under lease agreements with varying terms from five to twenty-five years, expiring from January 2007 to August 2026. The leases provide for minimum annual lease payments as follows:

	$
Years ending December 31, 2007	6,700,563
2008	6,297,854
2009	5,126,590
2010	4,109,733
2011	3,546,047
Aggregate of all years thereafter	8,969,063
	34,749,850

14 Non-controlling interest

Exchangeable and Subordinated Unitholders

	Liquor Stores LP Exchangeable LP Units	Liquor Stores LP Subordinated LP Units	Total
	#	#	#
Liquor Stores Limited Partnership			
Balance December 31, 2004	2,075,000	2,125,000	4,200,000
Exchanged for Fund Units	(49,683)	-	(49,683)
Balance – December 31, 2005	2,025,317	2,125,000	4,150,317
Exchanged for Fund Units	(848,637)	-	(848,637)
Balance – December 31, 2006	1,176,680	2,125,000	3,301,680
Fund Special Voting Units – December 31, 2006	1,176,680	2,125,000	3,301,680
	$	$	$
Balance – December 31, 2004	20,935,999	21,440,481	42,376,480
Earnings	2,074,922	2,138,783	4,213,705
Exchanged for Fund Units	(496,830)	-	(496,830)
Distributions declared (note 12)	(2,162,215)	(2,230,910)	(4,393,125)
Balance – December 31, 2005	20,351,876	21,348,354	41,700,230
Earnings	1,561,740	2,776,427	4,338,167
Exchanged for Fund Units	(8,390,994)	-	(8,390,994)
Distributions declared (note 12)	(1,642,824)	(2,656,463)	(4,299,287)
Balance – December 31, 2006	11,879,798	21,468,318	33,348,116
Subsidiaries			
Balance – December 31, 2005			-
Arising from current year acquisitions			70,992
Earnings			124,467
Dividends paid			(48,018)
Balance – December 31, 2006			147,441
Total			33,495,557

Liquor Stores LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by Liquor Stores LP have economic and voting rights equivalent to the Fund Units (note 15), except in connection with the exchangeability terms as described below. They are exchangeable, directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Each Exchangeable LP Unit entitles the holder to receive distributions pro rata with distributions made on Fund Units.

Liquor Stores LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 15), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 15) and Exchangeable LP Units to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed per Ordinary LP Units and Exchangeable LP Units during such fiscal quarter, only after the distributions have been made on the Ordinary LP Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis (and the subordination provisions will only apply until) as at the end of any fiscal year ending on or after December 31, 2007 if, for that fiscal year, the Fund has earned EBITA (earnings before interest, taxes and amortization) of at least $9,836,000 and the Fund has paid distributions of at least $1.00 per LP Unit for such fiscal year.

In the event that a take-over bid by a person acting at arm's length to the holders of the Subordinated LP Units is accepted by holders of the Fund Units representing 20% or more of the issued and outstanding Units of the Fund on a fully diluted basis, or in the event of certain other acquisition transactions in respect of the Fund, the subordination provisions will terminate and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis.

Fund Special Voting Units

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. Fund Special Voting Units will automatically be transferred upon a transfer of the Exchangeable LP Units or the Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount.

15 Unitholders' equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – December 31, 2004	4,300,000	5,185,828	37,814,172
Units issued on March 2, 2005	1,830,000	1,332,936	28,679,064
Issued for Exchangeable LP Units	49,683	-	496,830
Balance – December 31, 2005	6,179,683	6,518,764	66,990,066
Units issued on March 15, 2006	1,600,000	1,756,582	30,643,418
Units issued on October 2, 2006	1,600,000	1,995,959	33,684,041
Issued for Exchangeable LP Units	848,637	-	8,390,994
	10,228,320	10,271,305	139,708,519

During the year, the Fund issued 1,600,000 Fund Units at $22.30 per Fund Unit and 1,600,000 Fund Units at $20.25 per Fund Unit for aggregate proceeds of $68,080,000. The costs of issuance of the units were $3,752,541 resulting in net proceeds of $64,327,459. The Fund used the net proceeds from the issuances to temporarily repay bank indebtedness and long-term debt and for liquor store acquisitions and development.

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

16 Earnings per Unit

	2006 $	2005 $
Net earnings – numerator utilized in basic Earnings per Unit	11,515,229	6,097,948
Non-controlling interest (note 14)	4,338,167	4,213,705
Earnings – numerator utilized in diluted Earnings per Unit	15,853,396	10,311,653
	#	#
Units outstanding – Beginning of period	6,179,683	4,300,000
Weighted average of Units issued	2,345,239	1,537,614
Denominator utilized in basic Earnings per Unit	8,524,922	5,837,614
Exchangeable and Subordinated Units	3,475,215	4,186,551
Denominator utilized in diluted Earnings per Unit	12,000,137	10,024,165
	$	$
Earnings per Unit – Basic	1.351	1.045
Earnings per Unit – Diluted	1.321	1.029

17 Related party transactions

During the year, the Fund incurred professional fees of $178,144 (2005 – $257,197) to a law firm of which a director of a subsidiary of the Fund is a partner. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $84,490 (2005 – $81,193). During the year, the Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the Fund, relating to the supervision of construction of acquired and developed stores, in the amount of $116,294 (2005 – $83,647). These operating and administrative expenses are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $4,307 (2005 – $94,848) relating to these transactions.

18 Unit-based compensation plans

a) Long term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

The Plan is managed through a separate trust, which is considered a variable interest entity. As the Fund is the primary beneficiary, the Fund consolidates the Plan in its financial statements.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a separate trust (the "LTIP Trust"). The LTIP Trust will use the funds to purchase Units in the open market or from treasury, and such Units will vest to the eligible employees over a three-year period. Threshold amounts and participation rates are as follows:

Excess percentage	**Participation rate**
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

For the year ended December 31, 2006, the distributable cash per unit of the Fund exceeded the threshold amount. As a result, the Fund will transfer $50,000 to the LTIP Trust in 2007. Compensation expense will be recorded in the years in which vesting occurs. No compensation expense was recorded under the Plan in the year ended December 31, 2006 (2005 - $ nil).

b) Trustee and director deferred unit plan

The Fund has adopted a deferred share unit plan (the "DSU Plan") in 2006 to enhance the ability of the Fund to attract and retain non-employee Trustees and Directors whose training, experience and ability will promote the interests of the Fund and to align the interests of such non-employee Trustees and Directors with the interests of Unitholders. The DSU Plan is designed to permit such non-employee Trustees and Directors to defer the receipt of all or a portion of the cash compensation otherwise payable to them for services to the Fund. As the Fund intends to settle its obligations related to the DSU Plan through cash payments, these obligations are accrued as a liability, which is adjusted to fair value based on the current market value of Units at each reporting date. Awards accruing to DSU Plan participants in the year ended December 31, 2006 totalled $99,781 (2005 - $ nil), which were recorded as compensation expense in the year. As at December 31, 2006 participants have earned 5,183 Units under the DSU Plan (2005 – nil).

c) Deferred performance bonus

Subsequent to year-end, the Fund approved a special deferred bonus in the amount of $950,000 to reward key management personnel for operational performance of the Fund for the year ended December 31, 2006. The bonus will be paid in Fund Units which will vest over a three-year period. Compensation expense will be recorded in the years in which vesting occurs. As the grant date for this award is subsequent to year-end, no compensation expense was recorded for this deferred bonus in the year ended December 31, 2006.

19 Supplemental disclosure of cash flow information

	For the year ended December 31, 2006 $	For the year ended December 31, 2005 $
Interest paid	1,104,821	882,318
Income taxes paid	15,551	-

20 Segmented information

The Fund identifies operating segments based on business activities, management responsibility, and geography. The Fund operates within a single operating segment, being the operation of retail liquor stores in Canada. All of the Fund's assets are located in Canada.

21 Financial instruments

The Fund, as part of its operations, is party to a number of financial instruments. These financial instruments include accounts receivable, advances to equity investee, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. It is management's opinion that the Fund is not exposed to significant interest, currency or credit risk arising from these financial instruments, except as described below.

Credit risk

The Fund is exposed to credit risk from its licensee customers in the normal course of business, which is mitigated by credit management policies. The Fund is not subject to significant concentration of credit risk with respect to its customers, however all trade receivables are due from organizations in the Alberta and British Columbia hospitality industry.

Interest rate risk

The Fund is exposed to interest rate cash flow risk on its floating rate bank indebtedness and long-term debt, as described further in note 11.

Fair value disclosure

The carrying amount of accounts receivable, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their fair value either due to their relatively short-term maturities or interest rates which approximate market rates. The fair value of advances to equity investees cannot be determined since the advances do not have specified terms and no active market for the advances exists. The carrying values of long-term debt approximate the fair value of the long-term debt as the interest rate affecting this instrument approximates market rates.

22 Economic dependence

Under Alberta provincial legislation the Fund is required to purchase liquor and related products from the Alberta Gaming and Liquor Commission. As the Fund's income is derived entirely from the sale of liquor and related products, its ability to continue viable operations is dependent upon maintaining its relationship with this main supplier.

The Fund is dependent on Connect Logistics Services Inc. and Brewers Distributor Ltd. in Alberta and the Liquor Distribution Branch in British Columbia for the substantial majority of its products. Any significant disruption in the operations of these organizations resulting in interruption in supply would have a material adverse effect on liquor store operations including the operations of the Fund.

23 Subsequent events

Subsequent to December 31, 2006, the Fund completed the acquisition of an additional retail liquor store business. The aggregate purchase price (including inventory) for the acquisition was approximately $4 million and was paid in cash from existing facilities and proceeds from the issuance of Fund Units (note 15).

On January 9, 2007, the Fund filed a statement of claim against the vendors of a group of retail stores acquired by the Fund in 2006. The claim asserts that the vendor group breached the terms of the agreement, made material misrepresentations and engaged in conduct contrary to their express and implied obligations under the agreement. Amounts received, if any, from this claim will be recorded in the period of settlement. Approximately $900,000 currently held in trust pertaining to this acquisition is included in deposits on future acquisitions and $306,252 for inventory and working capital is included in prepaids and deposits (note 5).

File No. 82-3493

CERTIFICATE

TO: **The Securities Commission or other Securities Regulatory Authority in each of the Provinces of Canada**

FROM: **Annual Undertaking Pursuant to National Policy 41-201 "Income Trusts and Other Indirect Offerings"**

Liquor Stores GP Inc., in its capacity as the administrator of Liquor Stores Income Fund (the "Trust"), hereby certifies for and on behalf of the Trust that the Trust has complied with the undertaking dated September 17, 2004 given by the Trust in relation to the offering of trust units by way of a long form initial public offering prospectus of the Trust dated September 17, 2004.

DATED March 19, 2007

LIQUOR STORES INCOME FUND, by its administrator, Liquor Stores GP Inc.

By: *"Irving Kipnes"*
Irving Kipnes

Chief Executive Officer

File No. 82-34937

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

CIBC Mellon

April 4, 2007

British Columbia Securities Commission Saskatchewan Securities Commission Ontario Securities Commission	Alberta Securities Commission Manitoba Securities Commission Commission des Valeurs Mobillieres du Quebec
Office of the Administrator of Securities - New Brunswick	Nova Scotia Securities Commission
Registrar of Deed, Companies and Securities, Newfoundland The Toronto Stock Exchange	Director of Corporations, Prince Edward Island

Dear Sirs:

RE: Liquor Stores Income Fund - Profile # 21096
Annual and Special Meeting of Unitholders

On behalf of our principal, Liquor Stores Income Fund., we wish to confirm the following dates regarding their Annual and Special Meeting of Unitholders:

DATE OF MEETING	May 15, 2007
RECORD DATE	April 13, 2007
MATERIAL MAIL DATE	April 24, 2007
APPLICABLE SECURITIES	CUSIP NO.
Trust Units	CA 5363452007

Yours truly,

CIBC MELLON TRUST COMPANY

"signed"

Michael Marasco
Associate Manager
Client Relations
(403) 232-2443
michael_marasco@cibcmellon.com

File No. 82-34937

LIQUOR STORES INCOME FUND ANNOUNCES OFFER TO ACQUIRE ALL OUTSTANDING TRUST UNITS OF LIQUOR BARN INCOME FUND

- **Offer provides Liquor Barn unitholders with a significant premium of 34.6% to current unit trading prices**
- **Liquor Barn unitholders will realize an immediate increase to cash distributions per unit**
- **Exceptional strategic fit, creating the leading independent liquor retailer in Alberta and B.C. and providing unitholders with the opportunity to participate in the future growth of a larger and stronger enterprise**
- **Attractive opportunity for unitholders of both funds to realize the accretive benefits of synergies and the implementation of operational best-practices**
- **Offer supported by Spirits Liquor Mart Group, which represents the second largest unitholding in Liquor Barn and is comprised of four of Liquor Barn's original founding members**

EDMONTON, ALBERTA, April 10, 2007 – Liquor Stores Income Fund ("Liquor Stores") (TSX:LIQ.UN) announced today that it has made an offer to acquire all of the outstanding trust units of Liquor Barn Income Fund ("Liquor Barn") (TSX: LBN.UN).

Liquor Stores is offering Liquor Barn unitholders 0.53 of a trust unit of Liquor Stores in exchange for each Liquor Barn trust unit, which represents a value of $11.30 per Liquor Barn trust unit, or a premium of approximately 34.6%, based on the closing prices of the Liquor Stores units and the Liquor Barn units on the Toronto Stock Exchange (the "TSX") on April 9, 2007, the last trading day prior to the date of commencement of the offer. The offer also represents a premium of approximately 35.7% based on the volume weighted average trading prices of the Liquor Stores units and the Liquor Barn units on the TSX for the 20 trading days ended April 9, 2007. Liquor Barn has approximately 14 million units outstanding (including exchangeable and subordinated limited partnership units). This transaction values the outstanding Liquor Barn units at approximately $158 million.

"We believe that the combination of Liquor Stores and Liquor Barn will provide a compelling strategic fit that is in the best interests of the unitholders of both funds," said Irv Kipnes, chief executive officer of Liquor Stores GP Inc. "The business and operations of both trusts are highly complementary, creating the leading independent liquor retailer in Alberta and B.C. and providing opportunities for enhanced growth and the realization of synergies through operational best-practices. For Liquor Barn unitholders, the combination provides not only a substantial premium and increase in per unit distributions but the ability to participate in the future growth of a larger and stronger enterprise."

Mr. Kipnes added: "We approached Liquor Barn beginning in late 2006 with a view to exploring the possibility of a mutually beneficial transaction. However, Liquor Barn's management and Board decided not to engage in a dialogue in connection with our proposal to combine the two trusts at that time. Accordingly, Liquor Stores has decided to make this very compelling offer directly to Liquor Barn's unitholders. We believe our offer represents full and fair value and reflects the benefits of this unique opportunity for Liquor Barn unitholders."

As part of its offer, Liquor Stores has entered into a support agreement with four of the original founding unitholders of Liquor Barn, referred to as the "Spirits Liquor Mart Group", who collectively represent the second largest unit holding in Liquor Barn with an aggregate of 808,942 special voting units, representing 5.8% of the voting interest in Liquor Barn. The members of the Spirits Liquor Mart Group have agreed, among other things, to vote the 808,942 Liquor Barn special voting units and other Liquor Barn securities held by them in favour of any resolution of Liquor Barn securityholders in connection with the offer, including the resolution required in connection with the tax-deferred "roll-over" option available under the offer. The offer includes an option whereby holders of Liquor Barn units will have the opportunity to exchange their units for Liquor Stores units on a tax-deferred "roll-over" basis for Canadian income tax purposes so as to defer the recognition of any gain (or loss) for Canadian income tax purposes.

The combination of Liquor Stores and Liquor Barn provides a number of compelling benefits to unitholders, including:

- Liquor Barn unitholders, in addition to receiving the substantial premium of 34.6%, will have the opportunity for continued participation in the growth of the stronger and larger combined enterprise;

- Liquor Barn unitholders will realize an immediate 2.6% increase to their monthly cash distributions per unit;

- The two businesses provide an excellent strategic fit and together will create the leading independent liquor retailer in Alberta and B.C. with 176 liquor stores, providing a strong platform for future growth;

- The discontinuance of related party acquisitions from Liquor Barn Devco Ltd. will provide the public Liquor Barn unitholders with the opportunity to now fully participate in the growth and value creation from future store development and acquisitions;

- The combined enterprise will be positioned to realize meaningful synergies through the elimination of redundant costs and implementation of operational best-practices;

- The combined fund will benefit from access to Liquor Stores' cumulative "safe harbour" equity growth amount of approximately $235 million through 2010, of which approximately $98 million is available in 2007, under the Federal government's proposal to tax income trusts in its "Tax Fairness Plan". This compares to Liquor Barn's estimated remaining cumulative limit of approximately $65 million after giving effect to its recent convertible debenture and equity offerings. In total, the combined fund will benefit from a cumulative "safe harbour" equity growth amount of approximately $300 million through 2010;

- The transaction should improve trading liquidity for all unitholders by creating a combined entity with a pro forma market capitalization of approximately $450 million; and

- The combined entity will benefit from the stability of the Liquor Stores senior management team which has a proven track record of operational excellence, successful integration of acquisitions, and delivery of value to unitholders. Liquor Stores' unit price has increased 113% since its IPO and has generated a total return of 148% including reinvestment of distributions.

Liquor Stores expects the combination to be accretive to distributable cash(*) from the perspective of Liquor Stores unitholders.

Liquor Barn unitholders will be entitled to receive all regular ordinary course distributions declared and paid by Liquor Barn (in amounts not to exceed current monthly distributions) with a record date prior to the expiry of the offer.

The offer was commenced today by publication of an advertisement and filing of a takeover bid circular dated April 10, 2007, as required under applicable securities laws. Full details of the offer are included in the takeover bid circular that will be sent to Liquor Barn unitholders following receipt of a unitholder list from Liquor Barn. The offer is open for acceptance until 10:00 p.m. Edmonton time on May 17, 2007. The offer is subject to certain conditions of completion, including: (a) that the number of Liquor Barn units held by unitholders who elect to accept the offer or participate in the tax deferred "roll-over" option, together with the number of Liquor Barn units held by or on behalf of Liquor Stores or its subsidiaries, if any, and any separately voted Liquor Barn voting units, represent more than 66 2/3% of the then outstanding Liquor Barn voting units, and (b) the receipt of regulatory, stock exchange and third-party approvals, on terms reasonably satisfactory to Liquor Stores.

Liquor Stores has engaged RBC Capital Markets as its financial advisor and Burnet, Duckworth & Palmer LLP as its legal advisor. In addition, Georgeson Shareholder Communications has been engaged as the information agent for the offer and CIBC Mellon Trust Company has been retained as the depositary for the offer.

Important Information for Liquor Barn Unitholders

The offer to purchase and takeover bid circular filed with the provincial securities commissions in Canada contain the terms and conditions of, and other important information relating to, the offer and should be read by Liquor Barn securityholders in their entirety. The public will be able to obtain at no charge the offer to purchase, takeover bid circular and all other documents relating to the offer when they become available on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com. Questions and requests for assistance about the offer may be directed to Georgeson Shareholder Communications Canada, Inc., the Information Agent for the offer, toll-free at 1-866-656-4120.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

United States Considerations

The offer is made for the securities of a Canadian trust. The offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn unitholders in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn unitholders in the U.S. should be aware that Liquor Stores may purchase Liquor Barn units otherwise than under the offer, such as in open market or privately negotiated purchases.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 105 stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and Liquor Stores Income Fund's website at www.liquorstoresincomefund.ca.

Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the potential benefits to be derived from the combination of Liquor Stores Income Fund and Liquor Barn Income Fund, future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Liquor Stores Income Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of Liquor Stores Income Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in Liquor Stores Income Fund's Annual Information Form and other documents Liquor Stores Income Fund files with Canadian securities regulatory authorities, copies of which are available from Liquor Stores Income Fund directly, or its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and Liquor Stores Income Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

(*)Non-GAAP measures

Liquor Stores uses measures, notably distributable cash, as supplementary information it believes would be useful to investors, that are not recognized by Canadian generally accepted accounting principles (GAAP). Distributable cash is not intended to be representative of cash flow or results of operations determined in accordance with Canadian GAAP and does not have a standardized meaning prescribed by GAAP. Distributable cash is unlikely to be comparable to similar measures used by other companies or income trusts. For a reconciliation of cash flow from operations to distributable cash, see page 3 of Liquor Stores' management's discussion and analysis of financial results for the year ended December 31, 2006, which may be obtained at www.sedar.com or from Liquor Stores' web site at www.liquorstoresincomefund.ca.

For further information:

Corporate contacts:	Media contacts:	Unitholder information:
Liquor Stores GP Inc. www.liquorstoresincomefund.ca	Longview Communications Inc.	Georgeson Shareholder Communications
Irv Kipnes Chief Executive Officer (780) 944-9994 ext. 6	Louise Weston (604) 644-6090	Toll Free: 1-866-656-4120
Patrick de Grace Vice President Finance and Chief Financial Officer (780) 917-4179		

File No. 82-34937

NEWS RELEASE

APRIL 10, 2007

Not for distribution to U.S. newswire services or for dissemination in the United States.

LIQUOR STORES INCOME FUND ENTERS INTO SUPPORT AGREEMENT IN CONNECTION WITH ITS OFFER TO ACQUIRE ALL OF THE OUTSTANDING TRUST UNITS OF LIQUOR BARN INCOME FUND

Edmonton, Alberta – Liquor Stores Income Fund ("**Liquor Stores**") announced today that it entered into a support agreement (the "**Support Agreement**") on April 9, 2007 with 1241827 Alberta Inc., 1241816 Alberta Inc., Terdon Management Systems Inc. and 893713 Alberta Inc. (collectively, the "**Supporting Unitholders**"), pursuant to which Liquor Stores agreed to propose a business combination transaction (a "**Transaction**") to Liquor Barn Income Fund ("**Liquor Barn**") and/or the holders (the "**Liquor Barn Unitholders**") of trust units ("**Liquor Barn Units**") of Liquor Barn. On April 10, 2007, Liquor Stores made an offer (the "**Offer**") to purchase all of the outstanding Liquor Barn Units (including Liquor Barn Units that may become outstanding after the date of the Offer upon the exercise of options, warrants or other conversion or exchange rights) on the basis of 0.53 of a trust unit (a "**Liquor Stores Unit**") of Liquor Stores for each one Liquor Barn Unit (the "**Exchange Ratio**"). The Offer includes a merger ("**Merger**") transaction pursuant to which Liquor Stores would acquire all of the assets and liabilities of Liquor Barn immediately following the completion of the Offer and the Liquor Barn Units and special voting units ("**Liquor Barn Special Voting Units**") of Liquor Barn would be redeemed in exchange for Liquor Stores Units and special voting units ("**Liquor Stores Special Voting Units**") of Liquor Stores, respectively, on the basis of the Exchange Ratio.

The Supporting Unitholders own, in the aggregate: (i) 808,942 Liquor Barn Special Voting Units representing approximately 20.98% of the outstanding Liquor Barn Special Voting Units (and together with the Liquor Barn Units, approximately 5.8% of the outstanding Liquor Barn voting units (the "**Liquor Barn Voting Units**")); (ii) 404,471 exchangeable limited partnership units ("**Exchangeable LP Units**") of Liquor Barn Limited Partnership ("**Liquor Barn Partnership**") representing approximately 34% of the outstanding Exchangeable LP Units; and (iii) 404,471 subordinated exchangeable limited partnership units ("**Subordinated LP Units**") of Liquor Barn Partnership representing approximately 19% of the outstanding Subordinated LP Units. The Exchangeable LP Units and the Subordinated LP Units are exchangeable for Liquor Barn Units on a one for one basis. Assuming the exchange of all Exchangeable LP Units and Subordinated LP Units owned by the Supporting Unitholders, the Supporting Unitholders would own, in the aggregate, 808,942 Liquor Barn Units, representing approximately 7.4% of the outstanding Liquor Barn Units on a partially diluted basis.

Pursuant to the Support Agreements, the Supporting Unitholders have, among other things, agreed to: (i) deposit under the Offer or the Merger any Liquor Barn Units that they own or control; (ii) vote all Exchangeable LP Units, Subordinated LP Units, Liquor Barn Special Voting Units and Liquor Barn Units (collectively, "**Liquor Barn Securities**") they own or control in favour of any resolutions relating to the Offer and Merger; and (iii) effective on completion of the Offer and Merger, appoint Liquor Stores as voting trustee of the Supporting Unitholders to exercise all voting rights attached to their Liquor Barn Securities. The Supporting Unitholders will be released from their obligations under the Support Agreement if a transaction involving Liquor Barn is proposed by another party prior to the completion of the Offer pursuant to which Liquor Barn Unitholders will receive a consideration per Liquor Barn Unit that is greater in value than the consideration under the Offer and Merger (a "**Superior Transaction**") unless Liquor Stores amends the Offer or proceeds with another transaction that provides for a consideration per Liquor Barn Unit that is at least equal in value to the consideration provided for under the Superior Transaction.

Liquor Stores entered into the Support Agreement with the Supporting Unitholders to facilitate the Offer and Merger. The Offer is conditional upon, among other things, the number of Liquor Barn Units held by Liquor Barn Unitholders who elect to participate in the Offer or the Merger, together with the number of Liquor Barn Units held as of the expiry time of the Offer by or on behalf of Liquor Stores or its subsidiaries, if any, together with any separately voted Liquor Barn Voting Units, representing more than 66 2/3% of the then outstanding Liquor Barn Voting Units (the "**Minimum Condition**"). If the Minimum Condition is achieved and the other conditions precedent to the completion of the Offer are satisfied or waived by Liquor Stores, Liquor Stores' intention is to complete the Merger immediately following and conditional on the take-up under the Offer with the result that Liquor Stores would acquire all of the assets and liabilities of Liquor Barn and all Liquor Barn Units and Liquor Barn Special Voting Units would be redeemed for Liquor Stores Units and Liquor Stores Special Voting Units on the basis of the Exchange Ratio.

Notwithstanding any information or statement contained herein, the issuance of this news release is not an admission that an entity named in this news release owns or controls any securities described herein or is a joint actor with another entity named herein.

About Liquor Stores Income Fund

Liquor Stores is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 105 stores). Liquor Stores trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores, visit www.sedar.com and Liquor Stores' website at www.liquorstoresincomefund.ca.

For further information, please contact:

Liquor Stores Income Fund
c/o Liquor Stores GP Inc.
Suite 1120, 10235 – 101st Street
Edmonton, Alberta T5J 3G1

Irv Kipnes, Chief Executive Officer
(780) 944-9994 ext. 6
or
Patrick de Grace, Vice President Finance and Chief Financial Officer
(780) 917-4179

www.liquorstoresincomefund.ca

File No. 82-34937

RECEIVED

EARLY WARNING REPORT PURSUANT TO PART 4 OF NATIONAL INSTRUMENT 62-103

1. **Name and address of the eligible institutional investor:**

   Signature Group
   (the "Investment Manager")
   a business unit of CI Investments Inc.
   2 Queen St. East, Twentieth Floor,
   Toronto, Ontario M5C 3G7

2. **Name of the reporting issuer for which the report is made:**

   Liquor Stores Income Fund
   (the "Reporting Issuer")

3. **Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's *securityholding* percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 of National *Instrument* 62-103 or the early warning requirements:**

   As of November 30, 2006, the Investment Manager was a holder of 761,200 units of the Reporting Issuer ("Units"). Based on the current capitalization of the Reporting Issuer, the securityholding in the Reporting Issuer was approximately 8.82% of the outstanding Units of the Reporting Issuer. This represents a decrease of 1.55% in the number of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the Investment Manager on November 6, 2006.

4. **Designation and number or principal amount of voting or equity securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

   As of November 30, 2006, the Investment Manager was a holder of 761,200 Units. Based on the current capitalization of the Reporting Issuer, the securityholding in the Reporting Issuer was approximately 8.82% of the outstanding Units of the Reporting Issuer.

5. **Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 4 over which:**

   (a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

   Not applicable.

   (b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:**

   Not applicable.

File No. 82 - 34937

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Liquor Stores Income Fund

Fiscal year end date used
to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 10,228,320	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) 20.09833	
Market value of class or series	(i) X (ii) =	(A) 205,572,151
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) -

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) -
(Repeat for each class or series of securities)		(D) -

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	205,572,151

Participation Fee	6,700
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)	
New reporting issuer's reduced participation fee, if applicable	
(See section 2.6 of the Rule)	

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{12} = -$$

Late Fee, if applicable	
(As determined under section 2.5 of the Rule)	-

LIQUOR STORES INCOME FUND ANNOUNCES INCREASE IN CASH DISTRIBUTIONS

EDMONTON, February 7, 2007 - Liquor Stores Income Fund ("the Fund") announced today that it will increase its monthly distribution by $0.0083 per unit from $0.1167 to $0.125 (or from $1.40 to $1.50 on an annualized basis), representing a 7.1 % increase. The increased distribution rate will be effective commencing with the distribution payable on April 13, 2007 to unitholders of record on March 30, 2007.

The increase in unitholder distributions results from the continued strong financial performance of the Fund's business. With this increase, distributions have increased from $1.00 to $1.50 since the beginning of 2005.

Irv Kipnes, CEO of the Fund, stated, "We are very pleased with the new stores we added to the Fund in 2006 and well positioned with both the capital and human resources to continue the acquisition and new store development program. We plan to continue to execute our growth strategy in both Alberta and British Columbia."

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 75.6 % interest in Liquor Stores Limited Partnership ("Liquor Stores LP"). Liquor Stores Income Fund is the largest liquor retailer in Alberta by number of stores and one of the two largest by revenue. The Fund currently operates 105 stores, 8 of which are in British Columbia. The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace
VP Finance & Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

Rick Crook
President & COO
Liquor Stores GP Inc.
(780) 497-3271

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Fund's Annual Information Form and other documents the Fund files with Canadian securities regulatory authorities, copies of which are available from the Fund directly, or its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com.

File No. 82 - 34937

Liquor Stores Income Fund 2006 Results Conference Call

EDMONTON, Alberta – (CCN Matthews – February 21, 2007) - Liquor Stores Income Fund ("Liquor Stores") (TSX:"LIQ.UN") will conduct a conference call on March 8, 2007, following the release of its financial results for the year ending December 31, 2006. The details of the conference call are as follows:

Date:	Thursday, March 8, 2007
Time:	11:00 a.m. EST
Participants:	Irv Kipnes, CEO
	Rick Crook, EVP & COO
	Pat de Grace, CFO
Local Access Number:	416-695-9719
Toll-Free Access:	1-866-852-2121

An archived recording of the conference call will be available approximately one hour after the completion of the call until March 15, 2007, by dialling: 416-695-5275 or Toll-Free Access: 1-888-509-0081. The required Passcode is: 640779. An archived recording of the call will also be available on the Liquor Stores Income Fund website.

Liquor Stores is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited. Liquor Stores Income Fund is Western Canada's largest operator of private liquor stores by number of stores. The Fund currently operates 105 stores, 7 of which are located in British Columbia.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

- 30 -

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace
VP Finance &Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

Rick Crook
President & Chief Operating Officer
Liquor Stores GP Inc.
(780) 497-3271

File No. 82-34937

Form 52-109F1 - Certification of Annual Filings

I, ***Irv Kipnes***,Chief Executive Officer of Liquor GP Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Liquor Stores Income Fund*** (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 7th day of March, 2007

[Signed] "Irv Kipnes"

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.

File No. 82-34937

Form 52-109F1 - Certification of Annual Filings

I, ***Patrick de Grace***, Vice President Finance & Chief Financial Officer of Liquor GP Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Liquor Stores Income Fund*** (the issuer) for the period ending ***December 31, 2006***;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 7th day of March, 2007

[Signed] "Patrick de Grace"

Patrick de Grace
Vice President Finance & Chief Financial Officer
Liquor Stores GP Inc.

END